SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21° andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp: Interim Financial Statements for the Quarter Ended March 31, 2005 and Independent Accountants’ Review Report (Convenience Translation into English from the Original Previously Issued in Portuguese)” dated on July 15, 2005.	1

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telecomunicações de São Paulo S.A. - Telesp

Interim Financial Statements for the Quarter Ended March 31, 2005 and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of

Telecomunicações de São Paulo S.A. - Telesp

São Paulo - SP

1.	We have performed a special review of the accompanying interim financial statements of Telecomunicações de São Paulo S.A. - Telesp and subsidiaries (Company and consolidated), consisting of the balance sheets as of March 31, 2005, and the related statements of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.	We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.	Based on our special review, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.	We had previously audited the Company and consolidated balance sheets as of December 31, 2004, and reviewed the Company and consolidated statements of income for the quarter ended March 31, 2004, presented for comparative purposes, and issued an unqualified opinion thereon and unqualified special review report thereon, dated February 2, 2005 and April 30, 2004, respectively.

5.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, May 2, 2005

DELOITTE TOUCHE TOHMATSU	Maurício Pires de Andrade Resende
Auditores Independentes	Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais - R$)

	Company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04
ASSETS
CURRENT ASSETS	4,670,215	4,098,160	4,725,698	4,161,865

Cash and cash equivalents	690,911	172,293	743,971	238,577
Trade accounts receivable, net	2,846,822	2,681,644	2,857,437	2,696,000
Deferred and recoverable taxes	739,677	897,546	759,921	907,819
Inventories	88,965	91,462	90,336	93,002
Other recoverable amounts	114,278	91,212	115,851	92,830
Other	189,562	164,003	158,182	133,637
LONG-TERM ASSETS	767,937	703,092	868,338	805,119

Deferred and recoverable taxes	381,738	325,560	410,068	354,382
Escrow deposits	348,725	333,407	349,222	333,893
Other	37,474	44,125	109,048	116,844
PERMANENT ASSETS	13,399,644	13,884,589	13,306,416	13,784,783

Investments	492,736	509,745	278,445	284,574
Property, plant and equipment, net	12,806,141	13,261,463	12,912,518	13,369,391
Deferred charges	100,767	113,381	115,453	130,818

TOTAL ASSETS	18,837,796	18,685,841	18,900,452	18,751,767

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

BALANCE SHEETS AS OF MARCH 31, 2005 AND DECEMBER 31, 2004

(In thousands of Brazilian reais - R$)

	Company		Consolidated
	03/31/05	12/31/04	03/31/05	12/31/04
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	3,877,928	4,138,548	3,900,089	4,163,806

Loans and financing	392,272	526,132	396,446	529,930
Trade accounts payable	1,269,823	1,172,604	1,296,172	1,194,781
Taxes payable	958,415	1,155,720	972,515	1,165,734
Dividends and interest on capital	502,596	506,116	502,596	506,116
Reserve for contingencies	54,918	52,806	54,967	52,847
Payroll and related charges	121,392	138,628	125,605	143,312
Temporary losses on derivatives	229,797	235,918	230,737	235,918
Other	348,715	350,624	321,051	335,168
LONG-TERM LIABILITIES	3,069,606	3,147,047	3,092,631	3,170,245

Loans and financing	2,121,627	2,205,762	2,142,160	2,226,313
Taxes payable	25,171	26,007	25,171	26,007
Reserve for contingencies	827,054	800,244	827,235	800,382
Other	95,754	115,034	98,065	117,543

DEFERRED INCOME	—	—	17,470	17,470

SHAREHOLDERS’ EQUITY	11,888,648	11,398,632	11,888,648	11,398,632

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,745,386	2,745,272	2,745,386	2,745,272
Profit reserves	659,556	659,556	659,556	659,556
Retained earnings	2,505,632	2,015,730	2,505,632	2,015,730

FUNDS FOR CAPITALIZATION	1,614	1,614	1,614	1,614

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,837,796	18,685,841	18,900,452	18,751,767

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED MARCH 31, 2005 AND 2004

(In thousands of Brazilian reais - R$, except earnings per share)

	Company		Consolidated
	03/31/05	03/31/04	03/31/05	03/31/04
Telecommunications services	4,723,199	4,497,420	4,781,135	4,520,419
Revenue deductions	(1,374,241)	(1,250,242)	(1,396,170)	(1,254,256)

NET OPERATING REVENUE	3,348,958	3,247,178	3,384,965	3,266,163
Cost of services provided	(1,857,320)	(1,837,564)	(1,864,313)	(1,842,945)

GROSS PROFIT	1,491,638	1,409,614	1,520,652	1,423,218
OPERATING EXPENSES	(645,895)	(692,536)	(676,432)	(709,485)

Selling	(384,235)	(386,000)	(413,251)	(409,795)
General and administrative	(197,863)	(236,252)	(211,512)	(239,330)
Equity in subsidiaries	(17,681)	(11,571)	(3,329)	(1,208)
Other, net	(46,116)	(58,713)	(48,340)	(59,152)

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES, NET	845,743	717,078	844,220	713,733
Financial expenses, net	(101,465)	(81,542)	(104,448)	(82,434)

INCOME FROM OPERATIONS	744,278	635,536	739,772	631,299
Nonoperating income, net	8,357	9,189	8,680	9,221

INCOME BEFORE TAXES	752,635	644,725	748,452	640,520
Income and social contribution taxes	(262,733)	(226,144)	(258,550)	(221,939)
Reversal of interest on capital	—	—	—	—

NET INCOME	489,902	418,581	489,902	418,581

	—	—	—	—
NUMBER OF SHARES OUTSTANDING AT BALANCE SHEET DATE (IN THOUSANDS)	493,592,279	493,592,279
EARNINGS PER SHARE - R$	0.00099	0.00085

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE QUARTER ENDED MARCH 31, 2005

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1.	OPERATIONS

a.	Ownership control and operations

Telecomunicações de São Paulo S.A. - Telesp, hereinafter referred to as the “Company” or “Telesp”, is controlled by Telefónica S.A. that, as of March 31, 2005, holds directly and indirectly 84.71% of the common shares and 88.90% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

The Company’s activities are regulated by the Brazil’s telecommunications regulator (ANATEL), in accordance with the terms of the concession granted by the Brazilian Government.

The Company is a concessionaire of the fixed switch telephone service (STFC) in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34 established in the General Concession Plan (PGO).

The STFC Concession Agreement in effect until December 31, 2005 may be renewed, upon the Concessionaire’s request, on a chargeable basis, only once for another 20 years, provided that the Concessionaire meets the requirements of the agreement. The new agreement can contain new requirements and establish new universalization and quality targets, based on the conditions in force at the time of the renewal.

b.	Telecommunications service providers and subsidiaries

Assist Telefônica S.A.: this wholly-owned subsidiary is a closely-held company engaged primarily in providing the following services: technical assistance for installation, operation and maintenance of internal telephone, data and IT networks; value-added services, including those related to internet content, connection and access, as well as technology services and internet support; installation, operation and maintenance of internet, intranet and extranet solutions; sale, rent and maintenance of general telecommunications and IT equipment and devices.

Aliança Atlântica Holding B.V.: this company headquartered in Amsterdam, Netherlands, is a 50-50 joint venture formed in 1997 between Telebrás and Portugal Telecom. With the spin-off of Telebrás in February 1998, Telebrás’ equity interest in Aliança Atlântica was transferred to the Company. Currently, Aliança Atlântica is owned 50% by the Company and 50% by Telefónica S.A

Companhia AIX de Participações: this company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds a 50% interest in this company.

Companhia ACT de Participações: on June 30, 2001, Telesp paid up an equity interest of 32% in this company. In November and December 2003, this company underwent a corporate restructuring that increased Telesp’s equity interest to 50%.

Santo Genovese Participações Ltda.: on December 24, 2004, the Company acquired all the sharequotas of Santo Genovese Participações Ltda., a limited liability company, which holds an equity interest in Atrium Telecomunicações Ltda. Atrium that provides telecommunications management services for corporate clients in Brazil (industries, companies and condominiums), internet and intranet services, and sale, rent and representation of telecommunication systems and equipment.

2.	PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The individual (Company) and consolidated interim financial statements have been prepared in accordance with Brazilian accounting practices, rules applicable to concessionaires of public telecommunications services, and accounting procedures and standards established by the Brazilian Securities Commission (CVM).

The consolidated interim financial statements include the accounts of the subsidiaries Assist Telefônica S.A. and Santo Genovese Participações Ltda. and of the jointly-owned subsidiaries Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which were fully or proportionally consolidated in accordance with CVM Instruction No. 247/96.

In consolidation, all intercompany accounts and transactions have been eliminated.

The interim financial statements have been reclassified when applicable for comparability purposes, as shown in Note 22.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The interim financial statements as of March 31, 2005 have been prepared in accordance with the principles, practices and criteria consistently applied to the financial statements for the prior year and should be analyzed together with those financial statements.

4.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Cash and banks	8,489	9,478	21,484	25,323
Temporary cash investments	682,422	162,815	722,487	213,254

Total	690,911	172,293	743,971	238,577

5.	TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Billed amounts	2,398,410	2,212,569	2,407,337	2,225,833
Unbilled amounts	1,005,204	1,033,315	1,011,778	1,038,304

Gross accounts receivable	3,403,614	3,245,884	3,419,115	3,264,137
Allowance for doubtful accounts	(556,792)	(564,240)	(561,678)	(568,137)

Total	2,846,822	2,681,644	2,857,437	2,696,000

Current	2,249,726	2,145,167	2,246,687	2,148,190
Past-due – 1 to 30 days	461,554	433,423	470,643	440,352
Past-due – 31 to 60 days	129,905	114,127	132,466	116,478
Past-due – 61 to 90 days	65,101	48,938	66,099	50,098
Past-due – 91 to 120 days	34,659	34,086	35,766	34,963
Past-due – more than 120 days	462,669	470,143	467,454	474,056

Total	3,403,614	3,245,884	3,419,115	3,264,137

The Company has accounts receivable and payable under negotiation with Embratel – Empresa Brasileira de Telecomunicações S.A. (long-distance operator). Amounts receivable and payable are recorded based on estimates prepared by the Company; significant changes to such amounts are not expected. Amounts receivable under discussion with Embratel, in the amount of R$68,258 as of March 31, 2005, are shown as current in the table above.

6.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Withholding taxes	32,317	46,070	33,254	46,980
Prepaid income tax	160,216	220,924	161,154	221,407
Prepaid social contribution tax	56,006	85,586	56,031	85,603
Deferred taxes	643,042	619,279	683,576	654,103

Tax loss carryforwards – Income tax	—	—	20,762	21,136
Tax loss carryforwards – Social contribution tax	—	—	7,475	7,610
Reserve for contingencies	286,435	276,602	286,513	276,662
Postretirement benefit plans	15,218	15,182	15,251	15,211
Income tax on other temporary differences	251,021	240,805	259,982	245,209
Social contribution tax on other temporary differences	90,368	86,690	93,593	88,275
ICMS (state VAT) (*)	229,404	251,054	234,931	253,360
Other	430	193	1,043	748

Total	1,121,415	1,223,106	1,169,989	1,262,201

Current	739,677	897,546	759,921	907,819
Long-term	381,738	325,560	410,068	354,382

(*)	Refers to tax credits derived from the purchase of fixed assets, available for offset in 48 months.

Deferred income and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable income discounted to present value based on a technical feasibility study, as provided for in CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as of March 31, 2005 as follows:

Year	Company	Consolidated
2005	287,231	298,999
2006	108,500	110,197
2007	63,129	69,181
2008	63,129	71,958
2009 and thereafter	121,053	133,241

Total	643,042	683,576

The recoverable amounts above are based on projections subject to changes in the future.

7.	OTHER RECOVERABLE AMOUNTS

	Company		Consolidated
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Advances to employees	5,914	5,710	6,069	6,085
Advances to suppliers	42,470	29,344	43,065	29,881
Other advances	601	342	604	342
Other recoverable amounts	65,293	55,816	66,113	56,522

Total current	114,278	91,212	115,851	92,830

8.	INVENTORIES

	Company		Consolidated
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Consumption materials	102,089	104,550	102,138	104,599
Resale items	122,963	129,995	129,360	140,850
Public telephone prepaid cards	8,362	8,510	8,362	8,510
Scraps	543	641	543	641
Allowance for reduction to market value and obsolescence	(144,992)	(152,234)	(150,067)	(161,598)

Total current	88,965	91,462	90,336	93,002

9.	OTHER ASSETS

	Company		Consolidated
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Prepaid expenses	85,540	56,163	82,395	52,587
Receivables from Barramar S.A. (*)	—	—	75,138	76,503
Intercompany receivables - current	105,836	99,801	75,327	70,283
Onlending of foreign currency loans	4,098	4,184	4,098	4,184
Tax incentives, net of allowance	411	411	411	411
Amounts linked to National Treasury securities	8,449	8,284	8,449	8,284
Receivables from sale of properties/scraps	4,720	16,234	4,720	16,234
Other assets	8,419	6,931	7,628	6,053

Total	217,473	192,008	258,166	234,539

Current	189,562	164,003	158,182	133,637
Long-term	27,911	28,005	99,984	100,902

(*)	Refer to receivables from Barramar S.A., recorded by Companhia AIX de Participações, net of allowance for doubtful accounts.

10.	ESCROW DEPOSITS

	Company		Consolidated
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Civil litigation	37,416	36,509	37,452	36,546
Tax litigation	232,483	225,651	232,841	226,008
Labor claims	78,826	71,247	78,929	71,339

Total long-term	348,725	333,407	349,222	333,893

11.	INVESTMENTS

	Company		Consolidated
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Investments carried under the equity method	398,962	415,957	116,825	119,820

Aliança Atlântica Holding B.V.	72,381	75,704	—	—
Assist Telefônica S.A.	157,412	166,195	—	—
Companhia AIX de Participações	69,789	71,683	—	—
Negative goodwill on acquisition of shares – Companhia Aix de Participações	(17,470)	(17,470)	—	—
Allowance for losses – Companhia AIX de Participações (i)	25	25	—	—
Companhia ACT de Participações	119,820	119,820	119,820	119,820
Goodwill on acquisition – Santo Genovese Participações Ltda.	(2,995)	—	(2,995)	—
Investments carried at cost	93,774	93,788	161,620	164,754

Portugal Telecom	75,362	75,362	143,209	146,329
Other companies	29,136	29,149	29,135	29,148
Other investments	3,359	3,360	3,359	3,360
Tax incentives	15,164	15,164	15,164	15,164
Allowance for losses	(29,247)	(29,247)	(29,247)	(29,247)

Total	492,736	509,745	278,445	284,574

The negative goodwill on the acquisition of shares of Companhia AIX de Participações recorded by the Company was allocated to Deferred Income in the consolidated balance sheet, according to Art. 26 of CVM Instruction No. 247/96.

•	Investment acquisition - Santo Genovese Participações Ltda.

On December 24, 2004, the Company acquired control of Santo Genovese Participações Ltda., parent company of Atrium Telecomunicações Ltda. (“Atrium”), which is engaged in the telecommunications services management.

Santo Genovese Participações Ltda. (“Santo Genovese”) is a holding company which holds 99.99% of Atrium. The acquisition price was R$113,440.

Such operation will allow to increase the supply of higher value-added services on the domestic market, through the management of telecommunications services.

The goodwill, based on Atrium’s future profitability, is calculated as follows:

Amounts
Acquisition price	113,440
Acquisition costs	2,435
( - ) Book value of investment	(3,945)

Goodwill	119,820

The principal financial information on the subsidiaries as of March 31, 2005 and December 31, 2004 is as follows:

	March 2005
	Aliança Atlântica	Assist Telefônica	Companhia AIX	Companhia ACT	Santo Genovese (a)
Paid-up capital	138,413	254,000	460,929	1	51,850
Capital reserves	—	—	—	—	450
Retained earnings (accumulated deficit)	6,349	(96,588)	(321,351)	50	(59,926)

Shareholders’ equity	144,762	157,412	139,578	51	(7,626)

Shares (million)
Number of subscribed and paid-up shares	88	367,977	298,562	1,000	51,850
Number of common shares owned	44	367,977	149,281	500	51,850
Ownership percentage	50%	100%	50%	50%	100%

	December 2004
	Aliança Atlântica	Assist Telefônica	Companhia AIX	Companhia ACT	Santo Genovese (a)
Paid-up capital	144,779	254,000	460,929	1	51,850
Capital reserves	—	—	—	—	450
Retained earnings (accumulated deficit)	6,630	(87,805)	(317,563)	50	(56,245)

Shareholders’ equity	151,409	166,195	143,366	51	(3,945)

Shares (million)
Number of subscribed and paid-up shares	88	367,977	298,562	1,000	51,850
Number of common shares owned	44	367,977	149,281	500	51,850
Ownership percentage	50%	100%	50%	50%	100%

(a)	The Company recorded a provision for shareholders’ deficit in the amount of R$7,626 (R$3,945 as of December 31, 2004), under the caption “Other liabilities”.

	March 2005					March 2004
	Aliança Atlântica	Assist Telefônica	Cia AIX	Cia ACT (c)	Santo Genovese (b) (c)	Aliança Atlântica	Assist Telefônica	Companhia AIX
Net income (loss)	11	(8,783)	(3,788)	—	(3,680)	—	(8,165)	(4,395)

(b)	Santo Genovese’s loss includes the result of December 2004, because the consolidated balance sheet for 2004 was prepared based on Santo Genovese’s balance sheet as of November 2004. The current consolidated balance sheet has been prepared on the same monthly basis.

(c)	Companhia ACT de Participações and Santo Genovese Participações Ltda were consolidated from December 2004.

The Company’s equity in subsidiaries is as follows:

	March 2005	March 2004
Aliança Atlântica	(3,324)	(1,208)
Assist Telefônica	(8,783)	(8,165)
Companhia AIX de Participações	(1,894)	(2,198)
Companhia ACT de Participações	—	—
Santo Genovese Participações Ltda.	(3,680)	—

	(17,681)	(11,571)

12.	PROPERTY, PLANT AND EQUIPMENT, NET

	Company
	Annual depreciation rates %	March 2005			December 2004
		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Property, plant and equipment in service		38,002,562	(25,518,186)	12,484,376	37,962,793	(25,004,091)	12,958,702

Switching and transmission equipment	12.50	15,503,214	(11,598,591)	3,904,623	15,589,724	(11,434,121)	4,155,603
Transmission equipment, overheadl, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,316,598	(7,945,177)	3,371,421	11,299,344	(7,786,228)	3,513,116
Transmission equipment - modems	20.00	559,093	(404,516)	154,577	540,040	(375,265)	164,775
Underground and undersea cables, poles and towers	5.00 a 6.67	388,883	(203,112)	185,771	387,765	(199,272)	188,493
Subscriber, public and booth equipment	12.50	1,840,791	(1,041,904)	798,887	1,804,641	(994,303)	810,338
IT equipment	20.00	465,948	(392,326)	73,622	466,266	(386,296)	79,970
Buildings and underground cables	4.00	6,322,154	(3,232,555)	3,089,770	6,313,571	(3,178,563)	3,135,008
Vehicles	20.00	47,406	(35,738)	11,497	49,465	(36,623)	12,842
Land	—	258,185	—	258,185	257,530	—	257,530
Other	10.00 a 20.00	1,300,290	(664,267)	636,023	1,254,447	(613,420)	641,027
Property, plant and equipment in progress	—	321,765	—	321,765	302,761	—	302,761

Total		38,324,327	(25,518,186)	12,806,141	38,265,554	(25,004,091)	13,261,463

Average annual depreciation rates - %		10.55			10.49

Assets fully depreciated		12,698,535			12,223,036

	Consolidated
	Annual depreciation rates %	March 2005			December 2004
		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Property, plant and equipment in service		38,150,646	(25,567,923)	12.582.723	38,106,747	(25,047,625)	13,059,122

Switching and transmission equipment	12.50	15,503,264	(11,598,592)	3.904.672	15,589,724	(11,434,120)	4,155,604
Transmission equipment, overhead, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	11,327,731	(7,946,378)	3.381.353	11,329,039	(7,795,144)	3,533,895
Transmission equipment – modems	20.00	578,025	(413,312)	164.713	540,040	(375,265)	164,775
Underground and undersea cables, poles and towers	5.00 a 6.67	401,915	(203,810)	198.105	400,797	(199,737)	201,060
Subscriber, public and booth equipment	12.50	1,840,797	(1,041,907)	798.890	1,804,647	(994,305)	810,342
IT equipment	20.00	469,348	(394,466)	74.882	469,549	(388,256)	81,293
Buildings and underground cables	4.00	6,322,205	(3,232,571)	3.089.634	6,313,622	(3,178,578)	3,135,044
Vehicles	20.00	47,745	(35,846)	11.899	49,731	(36,716)	13,015
Land	—	258,225	—	258.225	257,530	—	257,530
Other	10.00 a 20.00	1,401,391	(701,041)	700.350	1,352,068	(645,504)	706,564
Property, plant and equipment in progress	—	329,795	—	329.795	310,269	—	310,269

Total		38,480,441	(25,567,923)	12.912.518	38,417,016	(25,047,625)	13,369,391

Average annual depreciation rates - %		10.58			10.57

Assets fully depreciated		12,699,731			12,223,036

Returnable assets

Pursuant to the Concession Agreement, all assets pertaining to the Company’s equity and indispensable to the provision of the services described in said agreement are considered returnable and are part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the Concession Agreement. As of March 31, 2005, the net book value of such returnable assets is estimated at R$9,953,474 (R$10,295,779 as of December 31, 2004), comprised of switching and transmission equipment, public use terminals, external network equipment, energy equipment, and system and operation support equipment.

13.	DEFERRED CHARGES

Deferred charges as of March 31, 2005 and December 31, 2004 are as follows:

	Company		Consolidated
	Mar/05	Dec/04	Mar/05	Dec/04
Preoperating expenses	23,245	26,034	29,499	32,527

Cost	55,788	55,788	65,279	65,279
Accumulated amortization	(32,543)	(29,754)	(35,780)	(32,752)
Merged goodwill – Ceterp S.A.	21,287	29,298	21,287	29,298

Cost	187,951	187,951	187,951	187,951
Accumulated amortization	(166,664)	(158,653)	(166,664)	(158,653)
Goodwill on the acquisition of the IP network	56,235	58,049	56,235	58,049

Cost	72,561	72,561	72,561	72,561
Accumulated amortization	(16,326)	(14,512)	(16,326)	(14,512)
Other	—	—	8,432	10,944

Cost	—	—	12,059	14,243
Accumulated amortization	—	—	(3,627)	(3,299)

Total	100,767	113,381	115,453	130,818

Preoperating expenses refer to costs incurred in the preoperating stage of long-distance services; amortization began in May 2002, over a period of 60 months.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s merger on November 30, 2000. This goodwill, based on the expectation of future profitability, is being amortized over 60 months.

The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets for the Switched IP and Speedy Link services of Telefônica Empresas S.A. The portion considered as goodwill and recorded in deferred charges corresponds to the customer portfolio of the business. According to an appraisal report, the economic fundamental of the goodwill is the expected future profitability, for an amortization period of 120 months.

14.	LOANS, FINANCING AND DEBENTURES

	Consolidated			Balance as of March 2005
	Currency	Annual interest rate%	Maturity	Current	Long- term	Total
Mediocrédito	US$	1.75%	2014	8,218	64,154	72,372
CIDA	CAN$	3.00%	2005	1,566	—	1,566
Loans in local currency (a)	R$	6% + 3.75% spread and CDI + 0.40% per month	through 2006	3,486	1,339	4,825
Loans in foreign currency (a)			through 2009	360,641	576,667	937,308
Debentures	R$	103.50% of CDI	through 2007	22,535	1,500,000	1,522,535

Total				396,446	2,142,160	2,538,606

	Consolidated			Balance as of December 2004
	Currency	Annual interest rate %	Maturity	Current	Long- term	Total
Mediocrédito	US$	1.75%	2014	8,528	67,862	76,390
CIDA	CAN$	3.00%	2005	1,565	—	1,565
Loans in local currency	R$	6% + 3.75% spread and CDI + 0.40% per month	through 2006	3,599	2,119	5,718
Loans in foreign currency			through 2009	494,279	656,332	1,150,611
Debentures	R$	103.50% of CDI	through 2007	21,959	1,500,000	1,521,959

Total				529,930	2,226,313	2,756,243

Loans in foreign currency are as follows:

	Currency	Interest rate	Principal	Interest	Consolidated Mar/2005
Resolution 2770	USD	2.00% to 6.90%	312,021	13,739	325,760
Resolution 2770	JPY	1.40%	22,126	—	22,126
Debt assumption	USD	18.4% to 27.50%	8,611	4,356	12,967
Untied Loan – JBIC	JPY	Libor + 1.25%	555,257	1,316	556,573
DEG – Deutsche Investitions	USD	Libor + 6%	17,997	1,885	19,882

			916,012	21,296	937,308

	Currency	Interest rate	Principal	Interest	Consolidated Dec/2004
Resolution 2770	USD	2.00% to 6.90%	310,640	10,415	321,055
Resolution 2770	JPY	1.40%	79,736	34	79,770
Debt assumption	USD	8.62% to 27.50%	61,119	23,081	84,200
Untied Loan – JBIC	JPY	Libor + 1.25%	643,242	3,713	646,955
DEG – Deutsche Investitions	USD	Libor + 6%	18,432	199	18,631

			1,113,169	37,442	1,150,611

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

Long-term debt maturities

Year	Total
2006	192,652
2007	1,650,603
2008	131,409
2009	131,409
Thereafter	36,087

2,142,160

Debentures

On September 3, 2004, the Company announced a Securities Distribution Program (“Program”) and, under the Program, the first issue of debentures (“Offering”).

The Program amounts to R$3.0 billion for a period of two years from the filing with the CVM on October 15, 2004 and contemplates the issuance of simple nonconvertible debentures, unsecured or subordinated, and/or promissory notes.

The Offering consisted of the issue of 150,000 simple nonconvertible unsecured debentures, with a face value of R$10, in the total amount of R$1,500,000, of a single series, maturing on September 1, 2010 (six years). The debentures bear interest with quarterly payments, equivalent to 103.5% of the DI (interbank deposit) average daily rate calculated and published by the CETIP (Clearinghouse for the Custody and Financial Settlement of Securities). The adjustment to the interest rate of debentures is estimated for September 1, 2007. On a conservative basis, the Company included, in the consolidated schedule of long-term debt maturities shown above, the principal of the debentures in the year 2007, date of adjustment of interest rates.

15.	TAXES PAYABLE

	Company		Consolidated
	Mar/05	Dec/04	Mar/05	Dec/04
Taxes on income
Income tax	211,252	330,756	212,436	330,886
Social contribution tax	76,119	120,685	76,549	120,738
Deferred taxes
Income tax	20,260	20,875	20,260	20,875
Social contribution tax	7,292	7,513	7,292	7,513
Indirect taxes
ICMS (state VAT)	586,560	612,047	593,228	616,786
PIS and COFINS (taxes on revenue)	65,464	72,910	69,383	76,277
Other	16,639	16,941	18,538	18,666

Total	983,586	1,181,727	997,686	1,191,741

Current	958,415	1,155,720	972,515	1,165,734
Long-term	25,171	26,007	25,171	26,007

16.	PAYROLL AND RELATED CHARGES

	Company		Consolidated
	Mar/05	Dec/04	Mar/05	Dec/04
Salaries and fees	22,374	16,247	23,259	16,836
Payroll charges	66,276	58,681	68,845	61,605
Accrued benefits	3,452	4,853	3,736	5,277
Employee profit sharing	29,290	58,847	29,765	59,594

Total	121,392	138,628	125,605	143,312

17.	CONSIGNMENTS ON BEHALF OF THIRD PARTIES

	Company		Consolidated
	Mar/05	Dec/04	Mar/05	Dec/04
Collateral for deposits	1,899	6,296	1,899	6,296
Amounts charged to users	91,287	101,833	81,369	92,117
Retentions	79,214	67,987	80,121	68,651
Other consignments	1,601	1,574	1,601	1,573

Total	174,001	177,690	164,990	168,637

18.	DIVIDENDS AND INTEREST ON CAPITAL PAYABLE

	Company/Consolidated
	Mar/05	Dec/04
Interest on capital	198,954	200,300

Minority shareholders	198,954	200,300
Dividends	303,642	305,816

Minority shareholders	303,642	305,816

Total	502,596	506,116

The interest on capital and dividends payable to minority shareholders refer to declared but unclaimed amounts.

19.	RESERVE FOR CONTINGENCIES

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable and prudently for certain cases with possible risk of loss, as follows:

Consolidated	Nature			Total
	Labor	Tax	Civil
Balances as of December 31, 2004	271,839	539,594	41,796	853,229
Additions	20,277	2,581	3,050	25,908
Write-offs	(10,794)	(973)	(5,266)	(17,033)
Monetary restatement	9,231	10,140	727	20,098

Balances as of March 31, 2005	290,553	551,342	40,307	882,202

Current	32,440	16,766	5,761	54,967
Long-term	258,113	534,576	34,546	827,235

19.1	Labor contingencies

The Company has various labor contingencies and recorded a reserve of R$290,553, consolidated, to cover probable losses. The amounts involved and respective degrees of risk are as follows:

	Amount Involved
Risk	Telesp	Assist	Total
Remote	1,736,667	3,995	1,740,662
Possible	90,858	—	90,858
Probable	290,352	201	290,553

Total	2,117,877	4,196	2,122,073

These contingencies involve a number of lawsuits, mainly related to salary differences, salary equalization, overtime, employment relationship with employees of outsourced companies and hazardous duty premium, among others.

19.2	Tax Contingencies

	Amount Involved
Risk	Telesp	Assist	Total
Remote	1,120,487	—	1,120,487
Possible	1,151,346	11,739	1,163,085
Probable	551,342	—	551,342

Total	2,823,175	11,739	2,834,914

Based on the assessment of the Company’s legal counsel and management, a reserve amounting to R$551,342 was recorded as of March 31, 2005. The principal tax contingencies, assessed as remote, possible and probable risk, are as follows:

•	Claims by the National Institute of Social Security (INSS), amounting to R$787,198, referring to:

a.	Several legal proceedings for the collection of Workers’ Compensation Insurance (SAT) and joint liability of the Company for payment of social security contributions allegedly not made by contractors, considered possible risk, in the amount of R$273,823. Based on a partially unfavorable court decision, management decided to provide for R$96,283 relating to the portion of the total amount for which the likelihood of loss is probable.

b.	Discussion regarding social security contribution on certain amounts paid for compensation of salary losses resulting from economic plans (“Plano Verão” and “Plano Bresser”), in the amount of R$126,970 for which an unfavourable outcome is considered possible. Based on higher court decisions and an unfavorable court decision in a similar case involving another company of the group, the Company’s management decided to provide for R$88,355 to cover potential losses, despite the legal counsel’s classification of possible risk.

c.	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately R$52,252, considered as possible risk. These lawsuits are in the 1st lower court and at the last administrative level, respectively. No provision was recorded based on the risk classification of this matter.

d.	Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$172,171, for which the risk is considered possible. This process is at the 2nd administrative level. No provision was made based on the risk classification of this matter.

e.	Legal proceedings imposing fines of R$161,982 for payment of dividends when the Company had allegedly a debt to the INSS. No provision was made for the balance, for which the likelihood of loss is deemed possible. This process is at the 1st administrative level.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$705,549, referring to:

f.	Tax assessments on October 31 and December 13, 2001, related to ICMS (state VAT) allegedly due on international long-distance calls, amounting to approximately R$157,229 for November and December 1996 and from January 1997 to March 1998, at the first administrative level, assessed as possible risk, and R$169,211 for the period from April 1998 to December 1999, at the second administrative level, assessed as remote risk. No provision was recorded based on the risk classification of these matters.

g.

Tax assessment on February 29, 2000 demanding payment of the ICMS allegedly due on cell phone activation tariff in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$266,420, assessed as remote risk. The claim is at the 1st administrative level. No provision was recorded based on the risk classification of this matter.

h.	Tax assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment fine, amounting to R$5,397, assessed as possible risk. The claim is in the lower court. No provision was recorded based on the risk classification of this matter.

i.	Tax assessment notice related to the untimely used credits in the period from January to April 2002, in the amount of R$28,329, for which the risk is considered remote. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

j.	Tax assessment notice related to the use of ICMS credits on acquisition of consumption materials, in the amount of R$10,357, for which the risk is considered possible. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

k.	Tax assessment notice related to the non-reversal of ICMS credits in proportion to tax-exempt and non-taxed sales and services in the period from January 1999 to June 2000, in addition to an ICMS credit unduly taken in March 1999. The total amount involved is R$56,917. The risk is considered possible by legal counsel. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

l.	Notifications of around R$7,668 regarding the former Ceterp’s loss of the tax benefit established by State Decree No. 48,237/03, due to underpayment for an error in the calculation of the debt, assessed as possible risk. The claim is at the 2nd administrative level. No provision was recorded based on the risk classification of this matter.

m.	Tax collection lawsuits demanding about R$4,021 of ICMS differences for the period from May 1999 to June 2003. The Company is gathering the documents to prove that the amounts have been effectively paid. Guarantee is being provided and defense is being prepared for presentation in the lower court. The risk is assessed as possible. No provision was recorded based on the risk classification of this matter.

•	Litigation at the Federal and Municipal levels in the amount of R$615,387:

n.	The Company filed a lawsuit challenging the increase of the COFINS and PIS (taxes on revenue) tax basis (COFINS until February 2004 tax basis and PIS until November 2002 tax basis), requiring the inclusion of financial and securitization income and exchange gains, instead of only operating revenues. Despite the injunction obtained suspending the change in the calculation method and the risk assessed as possible, the Company recognized a provision of R$240,075, in case it receives an unfavorable judgment.

o.	FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which resulted in tax credits from overpayments. These credits, were offset by CTBC (company merged into the Company in November 1999) against current amounts of COFINS due. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$15,657, considered as a possible loss. The claim is at the higher court. No provision was recorded based on the risk classification of this matter.

p.	Litigation contesting the levy of corporate income tax, social contribution tax, PASEP and COFINS on telecommunications services of Centrais Telefônicas de Ribeirão Preto S.A.—CETERP, merged in November 2000, based on paragraph 3 of Article 155 of the Federal Constitution, according to which, with the exception of ICMS (state VAT) and taxes on exports and imports, no other taxation applies to services. The Company assesses this case as probable loss and has recorded a reserve of R$70,146. The claim is in the higher court.

q.	Lawsuit seeking a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Federal Economic Intervention Contribution (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of said tax is clear. The lawsuit also seeks offset against other taxes payable, in the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Despite the risk is considered to be possible, the Company recognized a reserve for the unpaid amounts, in the amount of R$11,776. The claim is at the lower court.

r.	Tax collection claims demanding differences regarding income tax, based on DCTF’s (Declaration of Federal Tax Credits and Debits) for the first half of 1999, amounting to approximately R$263,095 and R$4,835, assessed, respectively, as remote and possible risk. These claims are at the 1st administrative level and no provision was recorded based on the risk classification.

s.	At the municipal level, the Company has contingencies related to the IPTU (municipal real estate tax) in the amount of R$1,001, which have all been accrued due to the existence of favorable and unfavorable decisions regarding this matter.

t.	The Municipal Government of São Paulo assessed the Company, alleging differences in the payment of the ISS (municipal service tax), a fine of 20% not paid in the amount of R$8,802. No reserve has been recorded for this contingency, since the attorneys responsible for this case believe that the risk is possible. The claim is at the first administrative level.

There are other contingencies that have also been accrued, in the amount of R$43,706, for which the risk is assessed by management as probable.

19.3	Civil Contingencies

	Amount Involved
Risk	Telesp	Assist	Total
Remote	998,271	1,663	999,934
Possible	929,847	115	929,962
Probable	40,277	30	40,307

Total	1,968,395	1,808	1,970,203

The contingencies assessed as possible risk involve various matters: unacknowledged title to telephone line, indemnity for material and personal damages, and other, in the amount of approximately R$354,000. In addition, the Company is also involved in civil class actions related to the Community Telephone Plan (PCT), where the telephone expansion plan buyers who did not receive shares in return for their financial investments seek an indemnity, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$576,161. The risks involved were assessed as possible by legal counsel. The claims are in the higher court.

20.	OTHER LIABILITIES

	Company		Consolidado
	Mar/2005	Dec/2004	Mar/2005	Dec/2004
Provision for post-retirement benefit plans (Note 31)	44,759	44,651	44,855	44,738
Advances from customers	48,051	55,403	48,051	55,403
Amounts to be refunded to subscribers	35,586	39,294	30,951	37,904
Installments payable – acquisition of Santo Genovese Participações Ltda. (Atrium Telecomunicações Ltda.)	5,594	20,772	5,594	20,772
Subsidiaries’ shareholders’ deficit (Santo Genovese Participações Ltda.)	7,626	3,945	—	—
Other	40,071	28,281	50,562	38,065

Total	181,687	192,346	180,013	196,882

Current	117,441	127,851	113,343	129,821
Long-term	64,246	64,495	66,670	67,061

21.	SHAREHOLDERS’ EQUITY

a. Capital

Capital as of March 31, 2005 and December 31, 2004 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, as follows:

Common shares	165,320,206,602
Preferred shares	328,272,072,739

Total shares	493,592,279,341

Book value per thousand shares – R$	24.09

Preferred shares are nonvoting but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, article 17, of Law No. 6404/76, with wording of Law No. 10,303/01.

22.	OPERATING REVENUE, NET

	Company		Consolidated
	Mar/2005	Mar/2004	Mar/2005	Mar/2004
Subscription (i)	1,380,412	1,183,447	1,380,412	1,183,447
Activation	17,064	21,889	17,064	21,889
Local service	727,423	779,618	727,423	779,618
Domestic long distance	772,287	751,553	772,287	751,553

Intraregional	570,621	566,401	570,621	566,401
Interregional	201,666	185,152	201,666	185,152
International long distance	29,866	28,185	29,866	28,185
Network	987,655	1,023,818	987,655	1,023,818
Use of network (i)	180,910	194,179	180,910	194,179
Public telephones	105,576	76,890	105,576	76,890
Business communication	301,065	221,232	302,898	221,232
Assignment of means (i)	95,781	84,124	95,781	84,124
Other (i)	125,160	132,485	181,263	155,484

Gross operating revenue	4,723,199	4,497,420	4,781,135	4,520,419
Taxes on gross revenue	(1,246,070)	(1,220,179)	(1,265,865)	(1,224,193)

ICMS (state VAT)	(1,069,605)	(1,053,602)	(1,082,339)	(1,053,908)
PIS and COFINS (taxes on revenue)	(176,026)	(165,432)	(182,015)	(168,205)
Municipal service tax (ISS)	(439)	(1,145)	(1,511)	(2,080)
Discounts	(128,171)	(30,063)	(130,305)	(30,063)

Net operating revenue	3,348,958	3,247,178	3,384,965	3,266,163

(i)	For the better presentation of Operating Revenue to the market and ANATEL, the Company made reclassifications in the amounts of March 2004. The main reclassifications were made in the captions “subscription”, “use of network”,”assignment of means” and “other”

On June 29, 2004, through Acts No. 45,011 and No. 45,012, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective July 2, 2004, except for the former CETERP’s Region 32, effective July 3, 2004. On July 2, 2004, the approved percentage was applied on tariff bases established by a court injunction. Average increases were as follows:

Local: 6.89%

Long distance: 3.20%

Network usage fee for local interconnection (TU-RL): (-10.47%)

Network usage fee for long distance interconnection (TU-RIU): 3.20%

On June 26, 2003, through Acts No. 37,166 and No. 37,167, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on the criteria established in the local and domestic long-distance concession contracts, effective June 30, 2003 and for the former CETERP’s Region 33, July 3, 2003. The local basic plan had an average increase of 28.75%, including a productivity gain of 1%, while the net tariffs for the long-distance services basic plan had an average increase of 24.84%, including a productivity gain of 4%, as established in the concession contract. The net charges for other STFC services and products were increased by 30.05% on average. However, a preliminary court order annulled ANATEL’s resolutions and stipulated the IPC-A (Extended Consumer Price Index), of approximately 17%, in lieu of the IGP-DI (General Price Index—Internal Availability) for the calculation set forth in clauses 11.1 and 11.2 of the public telephone service concession contracts.

After the judgment of the injunction by the Superior Court of Justice and reestablishment of IGP-DI as the index to be used in the calculation, the approved percentages, according to ANATEL’s published acts, were applied to the tariff bases approved in June 2003, without retroactive effects, divided in two amounts, with the first of which becoming effective September 1, 2004. On September 1, 2004, the following tariff adjustment percentages were applied:

Pulse: on average 3.22%;

Domestic Long-distance service: on average 5.22%;

Non-residential subscription and branch exchange: on average 7.75%;

Residential subscription charges: 3.14%;

Activation: on average 14.14%;

The second amount was applied from November 1, 2004, with the following tariff adjustment percentages:

Pulse: on average 3.13%;

Domestic long-distance service: on average 4.97%;

Non-residential subscription and branch exchange: on average 7.20%;

Residential subscription: 3.05%;

Activation: on average 12.40%;

23.	COSTS OF SERVICES PROVIDED

	Company		Consolidated
	Mar/2005	Mar/2004	Mar/2005	Mar/2004
Depreciation and amortization	(603,905)	(631,661)	(607,809)	(634,032)
Personnel	(48,624)	(42,962)	(50,172)	(43,525)
Materials	(13,426)	(9,433)	(13,437)	(9,475)
Network interconnection	(854,987)	(895,710)	(852,634)	(895,710)
Outside services	(279,750)	(208,120)	(281,810)	(210,453)
Other	(56,628)	(49,678)	(58,451)	(49,750)

Total	(1,857,320)	(1,837,564)	(1,864,313)	(1,842,945)

24. SELLING EXPENSES

	Company		Consolidated
	Mar/2005	Mar/2004	Mar/2005	Mar/2004
Depreciation and amortization	(1,885)	(1,873)	(1,885)	(1,873)
Personnel	(54,347)	(39,996)	(55,890)	(40,951)
Materials	(13,628)	(13,295)	(13,651)	(13,348)
Outside services	(215,470)	(189,930)	(240,813)	(211,475)
Allowance for doubtful accounts	(90,259)	(133,715)	(92,279)	(134,864)
Other	(8,646)	(7,191)	(8,733)	(7,284)

Total	(384,235)	(386,000)	(413,251)	(409,795)

25.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	Mar/2005	Mar/2004	Mar/2005	Mar/2004
Depreciation and amortization	(62,196)	(55,649)	(65,778)	(57,756)
Personnel	(31,152)	(33,439)	(35,599)	(34,476)
Materials	(2,999)	(3,701)	(3,101)	(3,722)
Outside services	(97,156)	(135,848)	(102,236)	(135,588)
Other	(4,360)	(7,615)	(4,798)	(7,788)

Total	(197,863)	(236,252)	(211,512)	(239,330)

26.	FINANCIAL EXPENSES, NET

	Company		Consolidated
	Mar/2005	Mar/2004	Mar/2005	Mar/2004
Financial income	102,249	105,800	104,702	106,166

Income from temporary cash investments	10,091	15,694	11,975	16,478
Gains on derivative transactions	26,951	50,971	26,951	50,971
Interest	17,604	22,251	17,663	21,734
Monetary/exchange variations	45,925	16,253	46,339	730
Other	1,678	631	1,774	16,253
Financial expenses	(203,714)	(187,342)	(209,150)	(188,600)

Interest	(91,052)	(59,630)	(95,082)	(60,613)
Losses on derivative transactions	(80,833)	(73,715)	(81,680)	(73,715)
Expenses on financial transactions	(17,810)	(17,431)	(18,317)	(17,706)
Monetary/exchange variations	(14,019)	(36,566)	(14,071)	(36,566)

Total	(101,465)	(81,542)	(104,448)	(82,434)

27.	OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	Mar/2005	Mar/2004	Mar/2005	Mar/2004
Income	78,200	84,613	77,735	84,032

Technical and administrative services	5,714	14,977	5,031	14,266
Income from supplies	407	5,305	407	5,305
Dividends	2	446	2	446
Fines on telecommunication services	28,321	24,906	28,321	24,906
Recovered expenses	14,333	14,125	14,336	14,187
Reversal of reserve for contingencies	13,526	8,236	13,679	8,303
Reversal of provision for post-retirement benefit plan	478	—	478	—
Other	15,419	16,618	15,481	16,619
Expenses	(124,316)	(143,326)	(126,075)	(143,184)

Write-offs and adjustments to realizable value of supplies	(1,644)	(8,248)	(1,794)	(8,248)
Goodwill amortization – Ceterp and Santo Genovese	(11,006)	(8,011)	(11,006)	(8,011)
Donations and sponsorships	(440)	(4,290)	(447)	(4,290)
Taxes (except for income and social contribution taxes)	(56,061)	(57,819)	(56,523)	(57,666)
Reserve for contingencies	(25,577)	(21,743)	(25,623)	(21,754)
Commissions on voice and data communication services(a)	(25,153)	(27,701)	(25,153)	(27,701)
Other	(4,435)	(15,514)	(5,529)	(15,514)

Total	(46,116)	(58,713)	(48,340)	(59,152)

(a)	This balance refers mainly to commissions to Telefônica Empresas S.A.

28.	NONOPERATING INCOME, NET

	Company		Consolidated
	Mar/ 2005	Mar/ 2004	Mar/ 2005	Mar/ 2004
Income	13,181	12,877	13,512	12,916

Proceeds from sale of property, plant and equipment and investments	2,438	3,283	2,578	3,283
Unidentified revenue	8,190	8,502	8,208	8,502
Other	2,553	1,092	2,726	1,131
Expenses	(4,824)	(3,688)	(4,832)	(3,695)

Cost of sale of property, plant and equipment and investments	(4,806)	(3,675)	(4,814)	(3,682)
Other	(18)	(13)	(18)	(13)

Total	8,357	9,189	8,680	9,221

29.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income as of the date of the financial statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as deferred and recoverable taxes.

Reconciliation of tax charges to statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in March 2005 and 2004.

	Company		Consolidated
	Mar/2005	Mar/2004	Mar/2005	Mar/2004
Income before taxes	752,635	644,725	748,452	640,520

Social contribution tax
Social contribution tax expense	(67,737)	(58,025)	(67,361)	(57,647)
Permanent differences:
Equity pick-up	(1,591)	(1,041)	(630)	(109)
Tax rate difference in transferred tax credit (i)	—	1,997	—	1,997
Tax credit on tax loss carryforwards not recorded by subsidiaries	—	—	—	—
Nondeductible expenses, gifts, incentives and dividends received	(279)	(1,469)	(512)	(1,667)

Social contribution tax expense in the statement of income	(69,607)	(58,538)	(68,503)	(57,426)

Income tax
Income tax expense	(188,159)	(161,181)	(187,113)	(160,130)
Permanent differences:
Equity pick-up	(4,420)	(2,893)	(1,751)	(302)
Nondeductible expenses, gifts, incentives and dividends received	(814)	(3,824)	(1,450)	(4,373)
Other
Incentives (cultural, food and transportation)	267	292	267	292

Corporate income tax expense in the statement of income	(193,126)	(167,606)	(190,047)	(164,513)

Total (corporate income tax + social contribution tax)	(262,733)	(226,144)	(258,550)	(221,939)

For purposes of calculation of the tax credit arising from the merger, the income tax and social contribution tax rates used were 25% and 8%, respectively, in accordance with the legislation in effect at the date of the merger. As per changes introduced by Law No. 10,637/02, beginning 2003, social contribution tax rate is 9%. The amortization of goodwill, net of reversal of accrual and the corresponding tax credit in the first quarter of 2004, increased the net income for the period, and consequently, generated a gain on mandatory minimum dividends.

The components of deferred tax assets and liabilities on temporary differences are shown in Notes 6 and 15, respectively.

30.	RELATED-PARTY TRANSACTIONS

The principal balances with related parties are as follows:

	Consolidated
	Mar/2005	Dec/2004
ASSETS
Current assets	529,740	363,993

Trade accounts receivable	443,804	283,101
Other recoverable amounts	10,609	10,609
Other assets
Intercompany receivables	75,327	70,283
Long-term assets	9,064	15,942

Intercompany receivables	9,064	15,942

Total assets	538,804	379,935

LIABILITIES
Current liabilities	436,913	277,056

Trade accounts payable	393,202	239,326
Other
Consignments on behalf of third parties	993	1,020
Intercompany payables	42,718	36,710
Long-term liabilities	34,896	54,042

Intercompany payables	31,395	50,482
Other
Other liabilities	3,501	3,560

Total liabilities	471,809	331,098

	Consolidated
	Mar/2005	Mar/2004
STATEMENT OF INCOME
Revenue	105,377	111,043

Telecommunications services	95,507	106,286
Financial income	354	74
Other operating revenue	9,516	4,683
Costs and expenses	(585,446)	(637,503)

Cost of services provided	(458,678)	(522,106)
Selling	(80,861)	(66,307)
General and administrative	(23,952)	(22,797)
Financial expenses		(103)
Other operating expenses	(21,955)	(26,190)

Trade accounts receivable include receivables for telecommunications services, principally from Telerj Celular S.A., Celular CRT S.A., Telefônica Empresas S.A., Atento Brasil S.A., Global Telecom S.A., Tele Centro Oeste Celular Participações S.A. and their subsidiaries, and Telesp Celular S.A., principally for long-distance services, with some amounts under negotiation for which a solution will be achieved in the short term, and also for international long-distance services, principally from Compañia de Telecomunicaciones de Chile Transmissiones Regionales S.A., Telefónica de Argentina S.A. and Telefônica de España S.A.

Other recoverable amounts in current assets refer principally to advances to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda.

Intercompany receivables in current and long-term assets are comprised of receivables from Telefônica Empresas S.A., Telefónica Internacional S.A., Telefônica S.A., Tele Sudeste Celular Participações S.A., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., Telefônica Data do Brasil Ltda., Terra Networks Brasil S.A. and other Group companies for services provided, consulting fees, salary and other expenses paid by the Company to be reimbursed by the respective companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Telerj Celular S.A., TeleBahia Celular S.A., Telefônica Empresas S.A., Telergipe Celular S.A., Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Global Telecom S.A., Celular CRT S.A., Telesp Celular S.A., Telefónica Processos y Tecnologia de la Infomación S.A., and international long-distance services provided by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A.

Intercompany payables in current and long-term liabilities are comprised mainly of consulting fees and management fee payable to Telefónica Internacional S.A., administrative services in the accounting, financial, human resources, equity, logistics and IT areas payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and voice and data communication services payable to Telefônica Empresas S.A.

Revenue from telecommunications services comprises mainly billings to Telesp Celular S.A., Telefônica Empresas S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues include mainly revenue from network infrastructure leased to Telesp Celular S.A.

Cost of services provided refers mainly to expenses of interconnection services provided by Telesp Celular S.A., Tele-sudeste S.A., CRT Celular S.A., Teleleste Celular S.A., Tele Centro Oeste Celular Participações S.A. and their subsidiaries, and call center management services provided by Atento Brasil S.A., and traffic services (mobile terminal) provided by Telesp Celular S.A.

Selling expenses refer mainly to data transmission services provided by Telefônica Empresas S.A., marketing services by Atento Brasil S.A., Internet services by Terra Networks Brasil S.A. and commissions paid to cellular telephone operators, mainly to Telesp Celular S.A., Celular CRT S.A., Tele Centro Oeste Celular Participações S.A. and Tele Sudeste Celular Participações S.A.

General and administrative expenses refer to administrative services provided by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., management fee payable to Telefónica Internacional S.A., data circuit leases payable to Telefônica Empresas S.A.

Other operating expenses refer to commissions on voice and data communication services provided by Telefônica Empresas S.A.

31.	POST-RETIREMENT BENEFIT PLANS

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, the plans managed by Sistel were multiemployer benefit plans. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the multiemployer plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Secretariat for Pension Plans on January 13, 2000.

In December 2004, the entity Visão Prev Sociedade de Previdência Complementar was formed to manage the Visão and PBS Telesp plans, which were transferred from Sistel to new entity. The process of transfer was approved by the Secretariat for Pension Plans (currently Previc) through Official Letter No. 123, of October 7, 2004. The transfer of assets and liabilities of the plans was made on February 18, 2005.

The transfer of the plans did not result in any charge to the plan participants, because the wording of the regulations and all rights of the participants were maintained. Sistel will continue to manage the PBS-A and PAMA plans, and Telesp will continue to sponsor these plans jointly with other Sistel’s sponsors.

Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan), which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding method is the capitalization method and the sponsor’s contribution is 6.83% (March 2005) of payroll of employees covered by the plan, of which 5.33% (March 2005) is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan. In addition of this actuarially calculated contribution, the sponsor is making a contribution in Brazilian reais to amortize the past service cost, adjusted monthly based on accumulated INPC (national consumer price index), which amounted to R$ 62 in the period from January to March 2005.

For the other Telesp employees, there is an individual defined contribution plan—Visão Telesp Benefit Plan, established by Sistel in August 2000. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all plan administrative and maintenance expenses, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

In the period from January to March 2005, the Company made contributions to the PBS Telesp Plan in the amount of R$97 (R$77 in the same period in 2004) and to the Visão Telesp Plan in the amount of R$5,252 (R$4,455 in the same period in 2004).

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 46% of its employees. Assist’s contributions to that plan totaled R$60 (R$45 in the same period in 2004).

The actuarial valuation of the plans was made in December 2004 based on the employees’ data as of September 2004 and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized. The plans assets relate to November 30, 2004. For multiemployer plans (PAMA and PSB-A), the apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The status of the plans as of March 31, 2005 and December 31, 2004, whose liabilities are recorded in the caption “Other” (Note 20), is as follows:

Plan	Mar/2005	Dec/2004
PBS / CTB	25,996	25,734
PAMA	18,763	18,917

Total - Company	44,759	44,651
Visão Assist liability	96	87

Total consolidated	44,855	44,738

Shown below are expenses estimated for 2005 as per actuaries’ report:

	PBS/Visão Telesp/CTB	PAMA	Visão – Assist
Current service cost	120	41	32
Interest cost	8,875	8,321	26
Expected return on plan assets	(7,718)	(8,979)	(22)
Employees’ contributions	(229)	—	—

Total expenses (reversals) for 2005	1,048	(617)	36

32.	INSURANCE

The policy of the Company and its subsidiaries, as well as that of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines. In this context, Telecomunicações de São Paulo S.A – Telesp complies with the Brazilian legislation for contracting insurance coverage.

Type	Insurance Coverage
Operating risks (loss of profits)	US$	6,743,393,000
Optional third-party liability - vehicles	R$	1,000
ANATEL guarantee insurance	R$	30,759

Note: The “Operating risks (with loss of profits)” insurance policy expired on March 31, 2005, and the Company renewed the insurance, increasing the insurance coverage to US$7,262,620,000.

33.	FINANCIAL INSTRUMENTS

In compliance with the terms of CVM Instruction No. 235/95, the Company and its subsidiaries made a valuation of their assets and liabilities based on fair values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Carrying and fair values of financial instruments as of March 31, 2005 and December 31, 2004 are as follows:

	Consolidated
	Mar/2005		Dec/2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Loans and financing	(2,538,606)	(2,554,733)	(2,756,243)	(2,783,035)
Derivatives	(230,737)	(137,284)	(235,918)	(124,457)
Cash and cash equivalents	743,971	743,971	238,577	238,577

	(2,025,372)	(1,948,046)	(2,753,584)	(2,668,915)

The Company has a direct interest of 0.69% and, through the subsidiary Aliança Atlântica, an indirect interest of 0.23% in Portugal Telecom (same percentage as of December 31, 2004), carried at cost. The investment, at market value, is based on the last quotation of March 2005 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 9.04 euros (9.10 euros in December 2004):

	Consolidated
	Mar/2005		Dec/2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Portugal Telecom – direct investment	75,362	250,071	75,362	263,309
Portugal Telecom – indirect investment through Aliança Atlântica	67,847	83,357	70,967	87,770

	143,209	333,428	146,329	351,079

The principal market risk factors that affect the Company’s business are detailed below:

a.	Exchange Rate Risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. As of March 31, 2005, 39.83% of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 99.97% of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. As of March 31, 2005, these transactions generated a net loss of R$54,729 (consolidated). As of March 31, 2005, the Company has recorded a liability of R$230,737 to reflect the unrealized temporary loss.

The carrying value and fair value of the Company’s net excess (exposure) to the exchange rate risk as of March 31, 2005 and December 31, 2004 are as follows:

	Consolidated
	Mar/2005		Dec/2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
Liabilities
Loans and financing	1,011,246	1,010,062	1,228,566	1,237,400
Purchase commitments	56,634	56,634	42,986	42,986
Asset position on swaps	1,067,582	1,075,800	1,253,415	1,270,788

Net excess (exposure) (a)	(297)	9,104	(18,137)	(9,598)

The valuation method used to calculate the fair value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering expected settlement or realization of liabilities and assets, at market rates prevailing on the balance sheet date.

b.	Interest Rate Risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

As of March 31, 2005, the Company had R$1,011,246 (R$1,228,566 as of December 31, 2004) of loans and financing in foreign currency, of which R$434,790 (R$562,980 as of December 31, 2004) was at fixed interest rates and R$576,455 (R$665,586 as of December 31, 2004) was at variable interest rates (Libor). To hedge against the exchange risk on these foreign currency debts, the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (interbank deposit rate), in a way that the Company’s financial result is affected by the CDI. The balance of loans and financing also includes debentures issued in 2004 with interest based on the variation of the CDI (R$1,522,535), as described in Note 14. On the other hand, the Company invests its excess cash (temporary cash investments) of R$743,971 (R$238,577 as of December 31, 2004) mainly in short-term instruments, based on the CDI variation, which reduces this risk. The carrying values of these instruments approximate fair values, since they may be redeemed in the short term.

The Company has a hedge against external variable interest rate risks on the financing obtained from JBIC - Japan Bank for International Cooperation. The Company continues monitoring market rates in order to evaluate the need to contract other derivatives to hedge against the volatility risk of external variable rates on the remaining balance.

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily match increases in local interest rates which affect the Company’s debt.

c.	Debt Acceleration Risk

As of March 31, 2005, the Company’s loan and financing agreements contain restrictive covenants, typically applicable to such agreements, relating to cash generation, indebtedness ratios and other. These restrictive covenants have been complied with by the Company and did not restrict the Company’s capacity to conduct its regular business.

d.	Credit Risk

This risk arises from the possibility that the Company may incur losses due to the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer bill has been overdue for more than 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

As of March 31, 2005, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total trade accounts receivable.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among creditworthy financial institutions.

34.	SUBSEQUENT EVENTS

On April 2 and 4, 2005, the Company published the notice of interim dividends and interest on capital for fiscal year 2005, in accordance with the resolutions of the Board of Directors’ Meeting held on April 1, 2005, subject to approval of the General Shareholders’ Meeting.

•	Interim dividends – fiscal year 2005

Telesp has declared interim dividends in the total amount of R$1,500,000, based on the retained earnings as of December 31, 2004, according to article 28 of the Company’s bylaws and articles 204 and 205 of Law No. 6404/76.

Type of share	Common	Preferred (*)
Value per lot of 1,000 shares: R$	2,849438	3,134382

(*)	10% higher than the amount paid on each common share, in accordance with article 7 of the Company’s bylaws.

In accordance with the sole paragraph of article 28 of the Company’s bylaws, interim dividends will be charged to the mandatory minimum dividend for fiscal year 2005, subject to approval of the General Shareholders’ Meeting.

The payment of said dividends began on April 20, 2005 to the holders of common and preferred shares who were included in the Company’s records on April 1, 2005.

•	Interest on capital – fiscal year 2005

Telesp declared interest on capital in the amount of R$359,000, with withholding income tax at the rate of 15%, resulting in a net amount of R$305,150, in accordance with article 9 of Law No. 9249/95 and CVM Resolution No. 207/96.

Amount per lot of 1,000 shares (R$)	Immune or Exempt Legal Entities (gross value)	Withholding income tax (15%)	Legal Entities and Individuals (net value)
Common shares	0.681965	0.102294	0.579670
Preferred shares (*)	0.750162	0.112524	0.637637

(*)	10% higher than the amount paid on each common share, in accordance with article 7 of the Company’s bylaws.

The credits to the shareholders were recorded in the Company’s accounting records as of April 30, 2005, individually for each shareholder, based on the shareholding position at the end of April 29, 2005, and the payment of the interest will be made by the end of fiscal year 2005.

In accordance with article 29 of the Company’s bylaws, interest on capital can be charged to the mandatory minimum dividend for fiscal year 2005. Shareholders who are immune or exempt from income tax will receive their credits at the gross value, according to current legislation, upon presentation of proof of tax immunity or exemption, based on the notice to shareholders published on April 2 and 4, 2005.

35.	SIGNIFICANT EVENT – PROPOSAL FOR GROUPING OF SHARES

On February 22, 2005, the Company, in accordance with CVM Instruction No. 358, of January 3, 2002, published a significant event notice communicating the resolutions of the Board of Directors’ Meeting held on February 21, 2005:

I – submit to the Extraordinary Shareholders’ Meeting that will take place on May 11, 2005 the proposal for the grouping of all shares of the Company, in accordance with article 12 of Law No. 6404/76, of December 15, 1976, under the following conditions:

(i) The current 493,592,279,341 shares, of which 165,320,206,602 are common shares and 328,272,072,739 are preferred shares, will be grouped in the proportion of 1,000 shares to 1 share of the same class.

(ii) The holders of shares, of any class, which do not have multiples of 1,000 shares will be able to adjust their shareholding positions over a period of 30 days to be announced through the Notice to the Shareholders. At the end of the adjustment period, any fractions of shares resulting from the grouping will be sold at an auction to be held on the São Paulo Stock Exchange (BOVESPA). The proceeds from such sale will be made available to the respective shareholders after the financial settlement of the shares sold at the auction. In case it is not possible to identify the account to make the deposit, said amounts will remain at the shareholders’ disposal.

(iii) after the adjustment period mentioned in item (ii), the Company’s shares will be traded grouped, solely by the unit quotation.

(iv) If the proposal is approved by the shareholders, article 5 of the Company’s Bylaws, concerning capital, will be modified to reflect the new capital structure.

(v) Each American Depositary Receipt – ADR, currently representing 1,000 preferred shares of the Company, will then represent 1 preferred share. Therefore, there will not be no fractions in the ADR program resulting from the grouping.

The grouping, which will not involve any change in the capital amount, is intended to standardize the quotation unit of the shares in the domestic and international markets (São Paulo Stock Exchange - Bovespa and New York Stock Exchange – NYSE), reduce administrative and operating costs for the maintenance and processing of the shareholder base, simplify share quotations by adopting trading per share, and improve quality of information and communication to the shareholders of the Company.

If the Extraordinary Shareholders’ Meeting approves the proposal for the grouping of shares, a notice to shareholders will be published with all necessary information so that shareholders, at their discretion, can adjust their shareholding positions in lots multiple of 1,000 shares.

II – Authorize the acquisition of shares issued by the Company to be held in treasury or subsequent cancellation, according to the terms of CVM Instruction No. 10/80 and clause XIII of article 17 of the bylaws, under the following conditions:

(i) Objective: to allow the participation of the Company in the auction of fractions, grouped into shares, which will result from the grouping process, in order to pay the shareholders, if required for the performance of the auction.

(ii) Quantity of shares to be purchased: up to the total number of shares made up of fractions resulting from the grouping, observing the limit of 10% of the outstanding shares of each class, in accordance with the current legislation.

(iii) Deadline for the purchase: all shares made up of the fractions resulting from the grouping will be purchased at the auction to be held on Bovespa.

(iv) Number of outstanding shares: according to CVM Instruction No. 10/80, the number of outstanding shares in the market is 25,279,346,129 common shares and 36,452,510,659 preferred shares.

(v) Brokerage firms: ABN AMRO Real corretora de Câmbio Valores Mobiliários S/A, and Bradesco S/A Corretora de Títulos e Valores Mobiliários.

III – Authorize the Company’s Executive Board to do all necessary acts to implement the grouping of shares and acquisition of shares for treasury or subsequent cancellation, including engaging companies to act as intermediaries.

* * * * * * * * * * * * * * * * *

William Cuenca Filho

Accountant

CRC - 1SP194341/O-7

* * * * * * * * * * * * * * * * *

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Telecomunicações de São Paulo S.A. - Telesp

Management Comments on Consolidated Performance

March 31, 2005

(All figures in million of Brazilian reais - R$)

	Mar/05	Mar/04	Variation
			%	R$
Gross operating revenue	4,781.1	4,520.4	5.8	260.7
Net operating revenue	3,385.0	3,266.2	3.6	118.8
Cost of services rendered	(1,864.3)	(1,842.9)	1.2	(21.4)
Financial expenses, net	(104.4)	(82.4)	26.7	(22.0)
Operating expenses, net	(676.5)	(709.5)	(4.6)	33.0
Income from operations	739.8	631.3	17.1	108.5
Net income	489.9	418.6	17.0	71.3

1.	The net operating revenue as of March 31, 2005 was R$3,385.0. When compared to the R$3,266.2 registered in the same period of the previous year, there was an increase of R$118.8, or 3.6%, due to the tariff readjustment based on the IGP-DI granted in July 2004, the launch of the “linha econômica” campaign (economy line), the growth of the Speedy Service, as well as the long-distance services.

2.	The cost of services rendered grew R$21.4 or 1.2%, mainly due to the increase in costs of outsourcing, in light of the increase of operating services for productive plant, Internet IP Network traffic, legal fees and administrative technical services. In addition, there was an increase in personnel expenses due to the salary readjustment of 6% in September 2004 and the Career Plan that benefited an average of 3,000 employees in the first quarter of 2005. The aforementioned increases were offset by the decrease in interconnection expenses due to the reduction in fixed-to-mobile traffic.

3.	The net financial result was R$104.4 for the period, an increase of R$22.0 when compared to the same period of 2004, mainly due to the reduction in the return over financial investments, as well as the decrease in the monetary variation on recoverable taxes, the past-due accounts receivable and the increase in interest on contingent liabilities.

	Mar/05	Mar/04	Variation
Net financial result YTD - R$			%	R$
Results of financial operations	13.2	16.8	21.4	(3.6)
Results of hedge operations	(55.1)	(22.7)	142.7	(32.4)
CPMF (tax on financial transactions)	(17.4)	(17.3)	0.6	(0.1)
–Financial Revenues	17.7	21.7	(18.4)	(4.0)
–Financial Expenses	(95.1)	(60.6)	56.9	(34.5)
Monetary/Exchange variations	32.3	(20.3)	259.1	52.6

Net financial result	(104.4)	(82.4)	26.7	(22.0)

4.	The operating income increased 17.1% when compared to the same period in the previous year, mainly as a result of the revenues increase and the tight expense control.

5.	Operating data (*)

Evolution of the main operating data:

	Unit	Mar./05	Mar./04	Variation%
Installed lines and lines in process of installation	Line	14,200,030	14,288,188	(0.6)
Lines in service	Line	12,363,952	12,227,546	1.2
Local traffic:
Pulses – registered	Thousand pulses	7,864,824	8,531,819	(7.8)
Pulses – exceeding	Thousand pulses	5,298,452	5,976,378	(11.3)
Public telephones	Sets	330,999	330,949	0.0

(*)	Not reviewed by independent auditors.

6.	Expansion and investment projects

The Company submitted for the consideration of the Board of Directors the capital budget for 2005, in the amount of R$1,717,757 - consolidated, which was subsequently forwarded and approved by the Ordinary General Shareholders’ Meeting held on March 30, 2005. The funds will be provided by the operations.

As of March 31, 2005, the Company invested R$216,601 and the new commitments for the capital expenditure for the first quarter of 2005 are as follows:

Year	Committed	Forecasted
2005	448,897	507,751

6.1	Sales of telephone lines (*)

At the end of March 2005, the Company had a total of 12,363,952 lines in service, from which 75% are residential, 11% non-residential and 9% business customers, and the remaining ones are lines for the Company’s use and public telephones.

6.2	Public telephones (*)

The Company has a Public Telephone plant of 330,999 units to meet the needs of the population of the State of São Paulo and to achieve the requirements established by the regulatory agency.

(*)	Not reviewed by independent auditors.

7.	Anatel

7.1	Targets

The quality and universalization targets for Switched Fixed Telephony Service (STFC) are available at ANATEL’s website: www.anatel.gov.br.

7.2	Domestic and international long-distance licenses

ANATEL recognized that the Company had achieved the universalization targets two years in advance, which allowed the Company to receive the licenses to provide STFC services for local, domestic and international long-distance throughout Brazil, thus expanding its frontiers. Subsequently, ANATEL announced that the Company was authorized to provide STFC services throughout Brazil, for local and domestic long-distance in Regions I, II and Sector 33 of the Region III and international long-distance in all the three regions. A legal injunction was granted to Embratel suspending the domestic long-distance calls originated in its concession area to Regions I (Telemar) and II (Brasil Telecom); however, this legal injunction was later declared not valid by ANATEL, allowing the Company to provide services throughout Brazil.

In May 2003, the Company started to offer local call services in other six states, in addition to São Paulo, its original concession area. Afterwards, the Company’s operations were expanded to the cities of Duque de Caxias, Nova Iguaçu and São Gonçalo (in the State of Rio de Janeiro), Aracajú (Sergipe), Vitória (Espírito Santo), Porto Alegre (Rio Grande do Sul), Curitiba (Paraná) and Florianópolis (Santa Catarina).

The operation in these cities starts of the progressive achievement of the targets established by ANATEL, as a result of the concession that was granted to provide local services in regions outside the State of São Paulo, representing an advance in the accomplishment of universalization targets based on which the Company has become the first concessionaire to offer local telephony services outside its original area of operation.

On July 6, 2003, the wireless operators implemented the Carrier Selection Code - CSC on domestic (VP2 and VP3) and international long-distance calls, under the SMP (Serviço

Móvel Pessoal) rules. The Company began to account the revenues from these services, and pay wireless operators for the usage of their networks on these calls.

8.	iTelefônica

The Company, by means of its subsidiary Assist Telefônica S.A., started to provide Internet access services in the State of São Paulo (the list of cities is available on the web site “www.itelefonica.com.br”).

After several tests in cities in the State of São Paulo since September 29, 2002, on July 13, 2003, Telefônica officially launched the internet service provider iTelefonica to render the service for the whole State.

9.	Economy and Super-economy Lines

As of July 14, 2004, Telesp announced to its customers and users, the launch of a promotion by means of alternative plans for the local service - the Economy Line and the Super-economy Line - and for Domestic Long-distance Service from fixed lines in its concession area - the Economy Line Card. For the Economy Line, the customer pays a subscription fee of R$22.30 and can make fixed-to-fixed local calls charged on the monthly bill. In order to make long distance calls or to call cellular phones, a prepaid card with calling credits must be purchased. For the Super-economy Line, the customer pays a subscription fee of R$11.15 and the telephone only receives calls. In order to make any kind of call, a prepaid card is required.

10.	Additional information

For further details of the Company’s performance, please refer to the Press Release available in the website www.telefonica.com.br.

******************

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	July 15, 2005	By:	/s/ Daniel de Andrade Gomes
			Name:	Daniel de Andrade Gomes
			Title:	Investor Relations Director